

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2010

Craig Holland, President
Freeze Tag, Inc.
228 W. Main Street, 2nd Floor
Tustin, California 92780

> **Re:** **Freeze Tag, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 16, 2010**
> **File No. 333-168857**

Dear Mr. Holland:

Our preliminary review of your registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments other than the one below because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Financial Statements, page F-2

1.   Update your financial statements in accordance with Rule 8-08 of Regulation S-X.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you have any questions regarding this letter, please contact Matthew Crispino at (202) 551-3456. If you require further assistance you may contact me at (202) 551-462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (801) 983-4958
        Brian A. Lebrecht, Esq.
        The Lebrecht Group, APLC